Endosound, Inc. (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2025

Unaudited

ENDOSOUND, INC
DRAFT FINANCIAL 2025
PRELIMINARY &
UUNAUDITED

Distribution account	Total
Assets	
Current Assets	
Bank Accounts	**$618,783**
Accounts Receivable	
Accounts Receivable (A/R)	157,767
Total for Accounts Receivable	**$157,767**
Other Current Assets	
1101 Allowance for Doubtful Accounts	(43,000)
1200 Prepaids & Other Receivables	**$58,697**
1225 Inventory Asset	**$170,866**
Total for Other Current Assets	**$186,563**
Total for Current Assets	**$963,113**
Fixed Assets	**$47,989**
Other Assets	
1800 Security Deposits	6,261
Total for Other Assets	**$6,261**
Total for Assets	**$1,017,363**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	167,085
Total for Accounts Payable	**$167,085**
Credit Cards	
2001 Credit Cards	**$3,931**
Total for Credit Cards	**$3,931**
Other Current Liabilities	
2100 Accrued Liabilities	**$154,306**

1/3

Accrual Basis Monday, March 02, 2026 09:47 AM GMT-07:00

Distribution account	Total
2103 Accrued Wages	196,040
2222A WeFunder Fees	(94,339)
2222B StartEngine Fees	(15,000)
2222 Convertible Notes 2024-2025	3,326,372
2223 Convertible Note Accretion	138,910
Total for Other Current Liabilities	**$3,706,288**
Total for Current Liabilities	**$3,877,304**
Total for Liabilities	**$3,877,304**

Distribution account	Total
Equity	
3000 Equity	
3001 LLC Retained Earnings	(257,477)
3010 Common Stock	**$323,629**
3040 Preferred Stock	**$6,772,591**
3070 Additional Paid-in Captial	309,996
Total for 3000 Equity	**$7,148,739**
Retained Earnings	(8,059,412)
Net Income	(1,949,269)
Total for Equity	**($2,859,941)**
Total for Liabilities and Equity	**$1,017,363**

Accrual Basis Monday, March 02, 2026 09:47 AM GMT-07:00

2025 DRAFT Profit and Loss

ENDOSOUND, INC January-December, 2025

PRELIMINARY & UNAUDITED

Distribution account	Total
Income	
4000 Sales of Product Income	**$594,716**
Other Revenue	
4100 Other Revenue	**$42,016**
Total for Other Revenue	**$42,016**
Total for Income	**$636,732**
Cost of Goods Sold	
5000 Cost of Goods Sold	**$191,744**
Total for Cost of Goods Sold	**$191,744**
Gross Profit	**$444,988**
Expenses	
6000 R & D	**$622,065**
6100 RA / QA	**$187,964**
6200 Operations	**$141,342**
6300 Sales & Marketing	**$832,389**
6400 G & A	**$463,501**
Total for Expenses	**$2,247,262**
Net Operating Income	**($1,802,274)**
Other Income	
7015 Interest Income	1,118
Total for Other Income	**$1,118**
Other Expenses	
7020 Interest Expense Convertible Notes	114,083
7021 Depreciation Expense - Capital Equip	34,030
Total for Other Expenses	**$148,112**
Net Other Income	**($146,995)**
Net Income	**($1,949,269)**

Accrual Basis Monday, March 02, 2026 09:49 AM GMT-07:00

ENDOSOUND, INC
DRAFT Statement of Cash
January-December, 2025
PRELIMINARY & UNAUDITED

Net Income	(1,949,269)
Accounts Receivable	(27,671)
Prepaid Expenses	(26,025)
Inventory	53,986
Accumulated Depreciation	58,019
Accounts Payable (A/P)	52,800
Accrued Expenses	177,250
Convertible Notes (net of costs)	1,857,033
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	2,145,392
	196,123
	196,123
	422,660
	618,783

Endosound, Inc.
Statement of Changes in Equity

Accounts	2025
Opening Balance of Stockholders' Equity (January 1, 2025)*	(910,672)
Net Loss	(1,949,269)
Closing Balance of Stockholders' Equity (December 31, 2025)	**(2,859,941)**

Unaudited

Endosound, Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
$USD

1. ORGANIZATION AND PURPOSE

Endosound, Inc. (the "Company") is a corporation organized on June 17, 2016 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.